

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 30, 2015

Via E-mail
David Lundeen, Esq.
Nissan Auto Receivables Corporation II
One Nissan Way
Franklin, TN 37067

> **Re:**  **Nissan Auto Receivables Corporation II**
> **Amendment No. 2 to**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted November 13, 2015**
> **CIK No. 0001129068**

Dear Mr. Lundeen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by submitting your response letter to ABSDrafts@sec.gov and publicly filing your registration statement, revised to address our comments, on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

The Sponsor

Credit Risk Retention, page 35

1.  We note your revisions in response to prior comment 2 and note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and

assumptions would not assume straight lines.  Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

2.      We note your disclosure on page 39 that the sponsor believes that the inputs and assumptions described could have a significant impact on the fair value calculation. Please revise to specify that the sponsor has described all inputs and assumptions that could have a <u>material</u> impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(i)(F) of Regulation RR.

The Notes

Noteholder Communication; List of Noteholders, page 65

3.      We note that the depositor will include noteholder communication requests in the monthly distribution reports on Form 10-D so long as the depositor is filing those reports. Please tell us why the depositor would stop filing Form 10-D while notes and/or certificates are still outstanding.  Please also tell us how a request for noteholder communication would be disseminated if another transaction party, such as the servicer or indenture trustee, filed the Form 10-D on the depositor's behalf.

Description of the Transfer and Servicing Agreements

Asset Representations Review, page 79

4.      Please explain the addition of brackets around "for that distribution date" in describing the delinquency trigger in the first bullet point.  Is there an alternative measurement date?

Fees and Expenses for Asset Review, page 81

5.      Please remove the open bracket from the final sentence in this paragraph or, if you intend for this sentence to be bracketed, provide alternative bracketed disclosure of the source of payment of the review expenses.

Requests to Repurchase and Dispute Resolution, page 82

6.      Please revise your disclosure to indicate in what circumstances and on what basis the owner trustee or indenture trustee would exercise its discretion to request the repurchase of a receivable.

7.      We note your disclosure that the indenture trustee will act at the direction of the noteholder or note owner to select mediation or arbitration.  Please also revise to clarify if the indenture trustee will continue to act at the direction of noteholders or note owners

during the mediation (or, in the case where a noteholder has selected arbitration, during the arbitration proceedings).

8.    Your disclosure that "[a] repurchase request will be deemed to be resolved to the reasonable satisfaction of the requesting party if an Asset Review has been completed with respect to the receivables underlying such request and the findings and conclusions of the asset representations reviewer found no 'test fails' with respect to those receivables" appears to be inconsistent with the shelf eligibility requirements. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Duties of the Owner Trustee and the Indenture Trustee, page 90

9.    We note your discussion that the indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to institute, conduct, or defend any litigation under the indenture. We also note a similar discussion with respect to the owner trustee. Please tell us why such contractual provisions would not undermine the trustees' duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc:    Angela Ulum, Esq., Mayer Brown LLP

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

December 14, 2015

Katherine Hsu
Office Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     Nissan Auto Receivables Corporation II
        Draft Amendment No. 2 to Form SF-3
        Submitted November 13, 2015
        CIK No. 95-48831541

Dear Ms. Hsu:

        On behalf of Nissan Auto Receivables Corporation II (the "Registrant"), and in response
to the letter (the "Comment Letter") dated November 30, 2015 with respect to the above-
captioned Amendment No. 2 ( "Amendment No. 2") to Registration Statement on Form SF-3
(the "Initial Draft Registration Statement") from the staff of the Securities and Exchange
Commission (the "Staff") to the Registrant, the Registrant is filing herewith a Registration
Statement on Form SF-3 (the "Filed Registration Statement") that addresses the items raised in
the Comment Letter as set forth below.  For your convenience, we have also submitted via email
a copy of the Filed Registration Statement that has been marked to show changes from the draft
Amendment No. 2 submitted on November 13, 2015.

        The Registrant's responses to the Comment Letter are set forth below.  For ease of
reference, the Staff's comments have been repeated below in bold.  Please note that the page
references refer to the marked copy of the form of prospectus. Unless otherwise noted, "we,"
"us" and similar terms refer to the Registrant, in its capacity as the registrant and the depositor
under Regulation AB.

The Sponsor

Credit Risk Retention, page 35

1.      **We note your revisions in response to prior comment 2 and note that, in calculating
        the fair value of the eligible horizontal residual interest, you have assumed that
        receivables prepay at a constant rate.  In Section III.B.1.b. of the Credit Risk
        Retention Adopting Release (Release No. 34-73407), the agencies stated that we
        expect the key inputs and assumptions would not assume straight lines.  Please tell
        us why you believe an assumption of a constant prepayment rate is appropriate.**

Response

Although the agencies stated that the key inputs and assumptions for the fair value analysis would not assume straight lines, Rule 4(a)(2) of Regulation RR requires that the fair value of the eligible horizontal residual interest be determined using a fair value measurement framework under GAAP. NMAC will determine the fair value of the eligible horizontal residual interest in accordance with GAAP and, in particular, FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"). Under ASC 820, fair value of the notes and the certificates generally would be the price that would be received by the seller in a sale of the notes and certificates, respectively, in an orderly transaction between unaffiliated market participants.

ASC establishes a fair value hierarchy with three levels. NMAC has determined that the fair value of an issuing entity's certificates should be measured using the inputs included in Level 3 of the hierarchy, which include data not observable in the market and which reflect NMAC's judgment regarding the assumptions market participants would use in pricing the certificates in a hypothetical sale.

The Absolute Prepayment Model ("ABS") represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or will be prepaid in full. As the receivables pool amortizes over time, this constant ABS assumption implies an increasing prepayment rate relative to the current pool balance, not a constant or straight line prepayment rate. Currently, investors in asset-backed securities secured by motor vehicle receivables typically use an ABS rate to price the securities, regardless of whether those securities are notes or residual equity interests such as the certificates. If NMAC were to use a prepayment rate other than ABS to value the eligible horizontal residual interest, then NMAC would be using a rate that currently differs from the rate used by investors in motor vehicle-backed securities (the use of which different rate in turn may be inconsistent with ASC 820 guidance, which is the relevant GAAP standard). Further, our experience is that ABS is a useful predictive model for motor vehicle receivable prepayment speeds which, unlike mortgages, tend not to be very sensitive to changes in interest rates. For a comparison of the assumed ABS rate to the actual prepayment rate from several of our previous securitization transactions, please see Exhibit A.

We note that we have included a second bracketed option regarding the voluntary prepayment rate of the receivables ("CPR") and the delinquency rate of the receivables (which affect the timing of cashflows) on page 37. If, in NMAC's judgment, market participants would use this second bracketed option to price the residual certificates in a hypothetical sale at the time of a particular transaction, then in accordance with the requirements of ASC 820, NMAC would use CPR and the delinquency rate in lieu of ABS in determining fair value of the eligible horizontal residual interest.

**2.** **We note your disclosure on page 39 that the sponsor believes that the inputs and assumptions described could have a significant impact on the fair value calculation. Please revise to specify that the sponsor has described all inputs and assumptions that could have a <u>material</u> impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(i)(F) of Regulation RR.**

<u>Response</u>

We have revised the disclosure on page 39 to specify that NMAC has described all inputs and assumptions that could have a material impact on the fair value calculation or that would be material to a prospective investor's ability to evaluate NMAC's fair value calculation.

<u>The Notes</u>

<u>Noteholder Communication; List of Noteholders, page 65</u>

**3.** **We note that the depositor will include noteholder communication requests in the monthly distribution reports on Form 10-D so long as the depositor is filing those reports. Please tell us why the depositor would stop filing Form 10-D while notes and/or certificates are still outstanding. Please also tell us how a request for noteholder communication would be disseminated if another transaction party, such as the servicer or indenture trustee, filed the Form 10-D on the depositor's behalf.**

<u>Response</u>

Under Rule 15d-22(b)(1) of the Securities Exchange Act of 1934, the duty to file reports regarding any class of asset-backed securities is suspended (subject to certain timing requirements) when there are no asset-backed securities of such class that were sold in a registered transaction held by non-affiliates of the depositor and a certification on Form 15 has been filed. Consequently, the forms of transaction agreements contemplate that under such circumstances the depositor may no longer be required to file Form 10-D. However, we have revised the disclosure on page 65 and the correlated sections in the transaction agreements to remove the ability of the depositor to elect to suspend reporting while the publicly registered securities are still outstanding. Consequently, another transaction party, such as the servicer or indenture trustee, will not file a Form 10-D on the depositor's behalf.

<u>Description of the Transfer and Servicing Agreements</u>

<u>Asset Representations Review, page 79</u>

4.      **Please explain the addition of brackets around "for that distribution date" in describing the delinquency trigger in the first bullet point. Is there an alternative measurement date?**

        Response

        As contemplated by the disclosure on pages 80 through 82 under "*Description of the Transfer and Servicing Agreements—Asset Representations Review*," the transaction agreements with respect to each takedown may incorporate a single, static Delinquency Trigger or, alternatively, a Delinquency Trigger that changes over the life of the transaction to account for shifts in delinquencies for each annual period that the Notes are outstanding. In the latter transaction structure, the bracketed phrase "for that distribution date" would be added to the prospectus disclosure to make clear that Delinquency Trigger will change over the life of the transaction, and that for an asset review to be triggered, the Delinquency Percentage for a given distribution date must exceed the Delinquency Trigger for that particular distribution date. The particular Delinquency Triggers applicable to each distribution date will be disclosed in the prospectus, as reflected by the table on page 80 of the prospectus.

Fees and Expenses for Asset Review, page 81

5.      **Please remove the open bracket from the final sentence in this paragraph or, if you intend for this sentence to be bracketed, provide alternative bracketed disclosure of the source of payment of the review expenses.**

        Response

        We have removed the open bracket from the final sentence under "*Description of the Transfer and Servicing Agreements—Asset Representations Review—Fees and Expenses for Asset Review*" on page 81 of the prospectus.

Requests to Repurchase and Dispute Resolution, page 82

6.      **Please revise your disclosure to indicate in what circumstances and on what basis the owner trustee or indenture trustee would exercise its discretion to request the repurchase of a receivable.**

        Response

        Neither the owner trustee nor the indenture trustee will be required under the transaction agreements to exercise its discretion to request a repurchase of a receivable. We have revised the disclosure on page 82 to make it clearer that neither the owner trustee's nor the indenture trustee's discretion is subject to any requirements in the transaction agreements and that there are no particular factors that the owner trustee or the indenture trustee are required to consider as a basis for whether to exercise its discretion.

7. **We note your disclosure that the indenture trustee will act at the direction of the noteholder or note owner to select mediation or arbitration. Please also revise to clarify if the indenture trustee will continue to act at the direction of noteholders or note owners during the mediation (or, in the case where a noteholder has selected arbitration, during the arbitration proceedings).**

Response

We have revised the disclosure on page 82 of the prospectus to clarify that the indenture trustee will continue to act at the direction of investors during the mediation or arbitration, as applicable.

8. **Your disclosure that "[a] repurchase request will be deemed to be resolved to the reasonable satisfaction of the requesting party if an Asset Review has been completed with respect to the receivables underlying such request and the findings and conclusions of the asset representations reviewer found no "test fails" with respect to those receivables" appears to be inconsistent with the shelf eligibility requirements. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.**

Response

Under the transaction structure contemplated in the prospectus and the related form transaction agreements, an investor need not direct an asset review be performed prior to submitting a repurchase request with respect to any receivable or utilizing the dispute resolution proceedings with respect to that receivable. However, if as a result of the delinquency trigger dynamic having occurred, the dependent asset representations reviewer has already performed its contractual responsibility to review such a receivable and found no "test fails," under the contemplated transaction structure an investor will not be able to dispute the sponsor's or the depositor's decision not to repurchase that "passing" receivable. We do not believe this structure is inconsistent with the shelf eligibility requirements. If an asset review has already been performed and the asset representations reviewer has not found any noncompliance with any Eligibility Representation with respect to a given receivable, we believe that it is reasonable and efficient to treat any future-occurring repurchase request based upon an alleged breach of an Eligibility Representation with respect to that receivable as having been resolved. For us to not do so would likely result in a review by a second independent third-party of the Eligibility Representations with respect to that receivable which would be duplicative of the work already completed by the transaction's hired asset representations reviewer.

By contrast, failure of the requisite threshold of investors to direct an asset review will not affect whether any given investor can utilize the dispute resolution proceedings. In addition, whether any individual investor voted affirmatively, negatively or abstained in the vote to cause an asset review will not affect whether that investor can use the dispute resolution proceeding. An investor also will be entitled to refer to dispute resolution a dispute related to any receivables that the asset representations reviewer did not review because not delinquent) as well as any receivable that the asset representations reviewer reviewed and found to have failed a test.

Duties of the Owner Trustee and the Indenture Trustee, page 90

**9.      We note your discussion that the indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to institute, conduct, or defend any litigation under the indenture. We also note a similar discussion with respect to the owner trustee. Please tell us why such contractual provisions would not undermine the trustees' duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.**

Response

The obligation of the owner trustee or the indenture trustee, as applicable, to exercise any of its rights or powers or to institute, conduct or defend any litigation under the indenture are subject to the receipt by the owner trustee or the indenture trustee, respectively, of reasonable security or indemnity against the related costs, expenses and liabilities of such action. NMAC is required to pay the fees, expenses and indemnities of the owner trustee and the indenture trustee and, to the extent that NMAC fails to pay such amounts (for example, because NMAC is insolvent at such time), then the issuing entity is required to pay the owner trustee and the indenture trustee such amounts. The indenture trustee's role in the asset review process generally is limited to submitting the decision of whether to vote for an asset review to the noteholders and to delivering notice of the results of such vote. The owner trustee has no role in the asset review process. Between the payment obligations of NMAC and the issuing entity and the relatively minimal costs that may be incurred by the indenture trustee in connection with the asset representations review process, we do not believe that the provisions limiting the obligations of the owner trustee or the indenture trustee in circumstances where the owner trustee or the indenture trustee, as applicable, is at financial risk would undermine the ability of investors to exercise their rights under the eligibility criteria relating to the asset representations review.

We have revised the disclosure with respect to both the owner trustee and the indenture trustee on page 91 to clarify that such provisions will not apply in connection with an asset representations review. With respect to a dispute resolution proceeding, we have revised the dispute resolution provisions on page 82 and in the correlated sections of the forms of transaction agreement to provide that a noteholder or certificateholder may pursue dispute resolution directly if the indenture trustee or the owner trustee, refuses to act because such trustee has not received reasonable security or indemnity against the costs, expenses and liabilities of such dispute resolution proceeding. Therefore, the contractual provisions limiting a trustees obligations as described above will not impede the ability of an investor to exercise its rights under the eligibility criteria relating to dispute resolution.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Louis Shansky, at (212) 506-2170 or the Registrant's in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

Angela M. Ulum

cc:     Mark Kaczynski
        David M. Lundeen

**EXHIBIT A**

NAROT 2010-A

## Pool Factor[1][2][3]



(Pool Factor)

(Number of months since closing)

2010-A Assumption      2010-A Pool Factor

NAROT 2011-A

## Pool Factor[(1)(2)(3)]



(Pool Factor)

(Number of months since closing)

2011-A Assumption        2011-A Pool Factor

NAROT 2013-B

**Pool Factor[1][2][3]**



(Pool Factor)

1.000
0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000

1  3  5  7  9  11  13  15  17  19  21  23  25  27  29  31  33  35  37  39  41  43  45  47  49  51

(Number of months since closing)

——— 2013-A Assumption    —■— 2013-A Pool Factor